

DHX MEDIA TO REPORT ITS FISCAL 2018 SECOND QUARTER RESULTS ON FEBRUARY 13, 2018

Halifax, NS – 7 February 2018 – DHX Media (or the "Company") (TSX: DHX.A, DHX.B; NASDAQ: DHXM), a leading global children's content and brands company, will report its Fiscal 2018 second quarter results before market opens on Tuesday, February 13, 2018.

DHX senior management will host a live webcast and conference call for investors and analysts at 8 a.m. ET on February 13, 2018 to discuss the Company's results. Media are welcome to listen in.

Live audio webcast and conference call:

Interested parties may access the live webcast with audio and presentation at http://event.on24.com/wcc/r/1603007-1/FBA24413B18F3537FF2E23EFF26AAE07.   The webcast will be archived at this link for 30 days.

To listen by phone only, please call +1(888) 231-8191 or +1(647) 427-7450 internationally, and reference conference ID 8291937. Please allow 10 minutes to be connected to the conference call. Instant replay will be available after the call on +1(855) 859-2056 toll free, under passcode 8291937, until 11:59 p.m. ET, February 21, 2018.

The presentation for the call will also be posted to the Investor Relations section of the Company's website, at: http://www.dhxmedia.com/investors/.

The audio and transcript will also be permanently archived on the Company's website beginning approximately two days following the event.

For more information, please contact:

Investor Relations: Nancy Chan-Palmateer – Director, Investor Relations, DHX Media Ltd.
nancy.chanpalmateer@dhxmedia.com
+1 416-977-7358

HALIFAX
1478 Queen St.
2nd Floor
Halifax, NS B3J 2H7
+1 902-423-0260

TORONTO
Queen's Quay Terminal
207 Queens Quay W.
Suite 550
Toronto, ON M5J 1A7
+1 416-363-8034

VANCOUVER
380 West 5th Avenue
Vancouver, BC V5Y 1J5
+1 604-684-2363

NEW YORK
370 7th Avenue
7 Penn Plaza
Suite 1701
New York, NY 10001
+1 212-293-8555

LONDON
1 Queen Caroline St.
2nd Floor
London, W6 9YD, UK
+44 020-8563-6400



Financial Media: Shaun Smith – Director, Corporate Communications, DHX Media Ltd.
shaun.smith@dhxmedia.com
+1 416-977-7230

About DHX Media

DHX Media Ltd. (TSX: DHX.A, DHX.B; NASDAQ: DHXM) is a leading children's content and brands company, recognized globally for such high-profile properties as *Peanuts*, *Teletubbies, Strawberry Shortcake, Caillou, Inspector Gadget*, and the acclaimed *Degrassi* franchise. One of the world's foremost producers of children's shows, DHX Media owns the world's largest independent library of children's content, at 13,000 half-hours. It licenses its content to broadcasters and streaming services worldwide and generates royalties through its global consumer products program. Through its subsidiary, WildBrain, DHX Media operates one of the largest networks of children's channels on YouTube. Headquartered in Canada, DHX Media has 20 offices worldwide. Visit us at www.dhxmedia.com.

Disclaimer

This press release contains "forward-looking statements" under applicable securities laws with respect to DHX Media including, without limitation, statements regarding the timing of the Company's release of financial results and the business strategies and operational activities of DHX Media. Although the Company believes that the expectations reflected in such forward-looking statements are reasonable, such statements involve risks and uncertainties and are based on information currently available to the Company. Actual results or events may differ materially from those expressed or implied by such forward-looking statements. Factors that could cause actual results or events to differ materially from current expectations, among other things, include the risk factors discussed in materials filed with applicable securities regulatory authorities from time to time including matters discussed under "Risk Factors" in the Company's most recent Annual Information Form and annual Management Discussion and Analysis, which also form part of the Company's annual report on Form 40-F filed with the U.S. Securities and Exchange Commission. These forward-looking statements are made as of the date hereof, and the Company assumes no obligation to update or revise them to reflect new events or circumstances, except as required by law.

HALIFAX	**TORONTO**	**VANCOUVER**	**NEW YORK**	**LONDON**
1478 Queen St.	Queen's Quay Terminal	380 West 5th Avenue	370 7th Avenue	1 Queen Caroline St.
2nd Floor	207 Queens Quay W.	Vancouver, BC V5Y 1J5	7 Penn Plaza	2nd Floor
Halifax, NS B3J 2H7	Suite 550	+1 604-684-2363	Suite 1701	London, W6 9YD, UK
+1 902-423-0260	Toronto, ON M5J 1A7		New York, NY 10001	+44 020-8563-6400
	+1 416-363-8034		+1 212-293-8555	